Exhibit 99.1

NIO Inc. Provides December 2019 Delivery Update

•	Delivered 3,170 vehicles in December 2019, including 2,537 ES6s and 633 ES8s

•	Cumulative deliveries of ES8 and ES6 reached 31,913

SHANGHAI, China, Jan. 06, 2020 (GLOBE NEWSWIRE) -- NIO Inc. (“NIO” or the “Company”) (NYSE: NIO), a pioneer in China’s premium electric vehicle market, today provided its December 2019 delivery results.

NIO delivered 3,170 vehicles in December 2019, representing a robust 25.4% month-over-month growth contributed by strong sales of both the ES6, the Company’s 5-seater high-performance premium electric SUV, and the ES8, the Company’s 7-seater high-performance premium electric SUV and its 6-seater variant. The deliveries consisted of 2,537 ES6s and 633 ES8s, an increase of 22.7% and 37.3% respectively, compared with November 2019. As of December 31, 2019, aggregate deliveries of the ES6 and the ES8 reached 31,913 vehicles, of which 20,565 were delivered in 2019.

“December marked the fifth consecutive month of increasing deliveries for NIO despite the continuous softness of the overall auto industry and in particular, the significant decline of the electric vehicle sales in the second half of 2019,” said William Bin Li, founder, chairman and chief executive officer of NIO. “These results are attributable, not only to our products and services that continue to stand out from competition in quality, performance and pricing, but also to our passionate, loyal and supportive user base. Through favorable word of mouth and referrals, our existing users remain a steady and relevant driver of new orders. Our sales also benefited from the expansion of our sales network through the continued launch of more efficient NIO Spaces. With our product offerings further deepened and upgraded in 2020 though the all-new ES8, the 100-kWh battery pack and the upcoming EC6, a 5-seater smart premium electric coupe SUV, we expect our order momentum to continue going forward.” About NIO Inc.

NIO Inc. is a pioneer in China’s premium electric vehicle market. Founded in November 2014, NIO’s mission is to shape a joyful lifestyle by offering premium smart electric vehicles and being the best user enterprise. NIO designs, jointly manufactures, and sells smart and connected premium electric vehicles, driving innovations in next generation technologies in connectivity, autonomous driving and artificial intelligence. Redefining the user experience, NIO provides users with comprehensive, convenient and innovative charging solutions and other user-centric services. NIO began deliveries of the ES8, a 7-seater high-performance premium electric SUV in China in June 2018, and its variant, the 6-seater ES8, in March 2019. NIO officially launched the ES6, a 5-seater high-performance premium electric SUV, in December 2018 and began the first deliveries of the ES6 in June 2019. NIO officially launched the EC6, a 5-seater smart premium electric coupe SUV, in December 2019 and plans to commence deliveries in 2020.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, quotations from management in this announcement, as well as NIO’s strategic and operational plans, contain forward-looking statements. NIO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIO’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIO’s strategies; NIO’s future business development, financial condition and results of operations; NIO’s ability to develop and manufacture a car of sufficient quality and appeal to customers on schedule and on a large scale; its ability to grow manufacturing in collaboration with partners; its ability to provide convenient charging solutions to its customers; its ability to satisfy the mandated safety standards relating to motor vehicles; its ability to secure supply of raw materials or other components used in its vehicles; its ability to secure sufficient reservations and sales of the ES8 and ES6; its ability to control costs associated with its operations; its ability to build the NIO brand; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIO’s filings with the SEC. All information provided in this press release is as of the date of this press release, and NIO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please visit: http://ir.nio.com

For investor and media inquiries, please contact:

NIO Inc.
Investor Relations
Tel: +86-21-6908-3681
Email: ir@nio.com

The Piacente Group, Inc.
Brandi Piacente
Tel: +1-212-481-2050
Email: nio@tpg-ir.com

Ross Warner
Tel: +86-10-6508-0677
Email: nio@tpg-ir.com

Source: NIO